FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	LEWIS	MERLE	D.		NORTHWESTERN CORPORATION NOR				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. or Social Security Number of Reporting Person (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	125 S. DAKOTA AVE.						MARCH 2002		CHAIRMAN & CHIEF EXECUTIVE OFFICER

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	SIOUX FALLS	SD	57104						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)
					Code	V		Amount	(A) or (D)	Price

	COMMON STOCK(1)		3/1/02		P			10	A	$22.2140		682		D

	COMMON STOCK(2)		3/5/02		P			340	A	$22.2140		24,097		D

	COMMON STOCK		3/5/02		P			140	A	$22.0000		6845		I		(3)

	COMMON STOCK		3/11/02		B			17	A	$22.0000		13,934		D		401(K)

	COMMON STOCK		3/1/02		P			236	A	$22.2140		16,763		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

UNITS(4)			1-FOR-1		(5)		A	V		(6)			N/A	N/A

PHANTOM STOCK UNITS			1-FOR-1		3/1/02		A			226			(8)	(8)

INCENTIVE STOCK OPTION(9)			1-FOR-1		2/6/02		A			295,000			(10)	2/6/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	COMMON STOCK	1-FOR-1		$22.0000		63,137		I		(7)

	COMMON STOCK	226		$22.2500		16,079		D

	COMMON STOCK	295,000		$20.7000		295,000		D

Explanation of RESPONSES:
ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO THE WHOLE SHARE.
(1)    SHARES PURCHASED PURSUANT TO THE NORTHWESTERN CORP. TEAM MEMBER STOCK PURCHASE PLAN AT THE APPLICABLE DISCOUNT.
(2)    RESTRICTED STOCK AWARD VESTS ON THE FOURTH ANNIVERSARY OF GRANT.
(3)    SHARES HELD BY REPORTING PERSON'S SPOUSE. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES.
(4)    EACH UNIT CORRELATES TO ONE SHARE OF THE ISSUER'S COMMON STOCK AND IS HELD IN A SUPPLEMENTAL INVESTMENT PLAN ("SVIP") SPONSORED BY THE ISSUER
(5)    PURCHASE DATES OF 3/11/02, 3/12/02 AND 3/25/02.
(6)    BETWEEN 3/1/02 AND 3/31/02. THE REPORTING PERSON ACQUIRED 629 UNITS UNDER THE SVIP, INFOMRATION IS BASED SOLELY ON A PLAN STATEMENT DATED 3/31/02.
(7)    HELD BY WELLS FARGO TRUST CORPORATION AS TRUSTEE OF THE SVIP.
(8)    PHANTOM STOCK UNITS MATURE 5 YEARS FROM DATE OF AWARD, AND WHEN MATURED, ARE VALUED AT AVERAGE OF CLOSING PRICE ON THE TEN DAYS BEFORE MAY 1ST.
(9)    GRANT BY COMPENSATION COMMITTEE OF BOARD OF DIRECTORS UNDER STOCK OPTION AND INCENTIVE PLAN, WITH OFFERS RE-ELECTION, EFFECTIVE MARCH 1, 2002.
(10)    GRANT VESTS 1/3 ON FIRST, SECOND AND THIRD ANNIVERSARIES OF GRANT DATE.

	/s/ MERLE LEWIS	4/5/2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

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